August 15, 2007

Via U.S. Mail and Facsimile

Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9
28 The Esplanade
Perth, Western Australia 6000

RE:		CityView Corporation Limited
		Form 20-F for the fiscal year ended December 31, 2006
		File No. 0-28794

Dear Mr. Smyth:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note the disclosure on pages 41 and 44 of your 20-F
regarding
your investment in Quest Middle East.  We also note that your website
includes a Quest Energy Middle East Limited icon and a hyperlink to
that company`s website.  Finally, we note that on April 18, 2007, you
furnished under cover of Form 6-K a February 14, 2007, update on the
operations of Quest Energy Middle East Limited which stated, among other things, that (i) you are seeking to increase your shareholding in Quest Energy Middle East Limited from 8.3% to "a minimum of
20%";
and   Quest Energy Middle East Limited is a negotiating a number of
projects, including an Iran-Kuwait pipeline contract. In light of the fact that Iran is identified as a state sponsor of terrorism by the U.S. State Department and the fact that it is subject to U.S. economic sanctions and export controls, please describe your current, past and anticipated operations in, and other contacts with, Iran, if any, whether directly or through indirect arrangements. Discuss the materiality to you of such contacts, in light of Iran`s status as a state sponsor of terrorism. Please also discuss whether the contacts constitute a material investment risk to your security holders.
2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism, and similar legislation in regard to Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.- designated state sponsors of terrorism. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated Iran.
3. We also note a March 2007 article that reports that it is your "management`s objective to grow CityView into a significant oil and gas and uranium company by developing its interests in Angola, Indonesia and the Middle East." Please advise us whether you have contacts with Syria. If you do, please provide the same information regarding your contacts with Syria as requested in the foregoing comments regarding your contacts with Iran.

 Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.
								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk
cc: 	Karl Hiller
		Brad Skinner
		Division of Corporation Finance
Peter Mark Smyth
CityView Corporation Limited
August 15, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE